TLC The Laser Center Inc. 3

                                   [TLC LOGO]
                           TLC THE LASER CENTER INC.

                                [PHOTO OMITTED]


                                         THIRD

                                         QUARTER

                                         REPORT


                      NINE MONTHS ENDED FEBRUARY 28, 1998

Message to Shareholders

The fiscal quarter ending February 28, 1998 results were characterized by record revenues and improved Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). All were driven primarily by strong growth in the number of refractive laser procedures performed.

      Third quarter gross revenues were $36.5 mil-lion, up from $10.2 million for the fiscal 1997 comparative quarter. Third quarter net revenues more than tripled to $24.1 million from the same period a year ago. The increasing revenue is primarily due to continuing growth in the number of procedures at existing sites. Over 9,300 paid refractive laser procedures were performed at TLC clinics in the third quarter, compared to 2,209 from the same quarter a year ago.

      TLC's net loss for the quarter was $3.3 million, or $0.12 per share, versus $3.4 million, or $0.16 per share for the corresponding period a year ago. The net loss includes $3.1 million in amortization, $654,000 in taxes, and $618,000 in interest. As a result, TLC generated positive EBITDA of $1.1 million for the third quarter, compared to EBITDA of negative $2.2 million for the same period a year ago.

                                           ELIAS VAMVAKAS
                              [LOGO] PRESIDENT AND CHIEF EXECUTIVE OFFICER APRIL 9, 1998

TLC's NEGOTIATIONS WITH BEACONEYE SUCCESSFUL

In March, TLC launched a take-over bid for all the common shares of BeaconEye Inc. The transaction, valued at approximately $16 million, will add 11 refractive centers to TLC's network. Thus far, approximately 97% of the BeaconEye shares have been tendered and paid for pursuant to TLC's offer.

TLC ADDED TO TSE 300 AND TSE 200 INDEXES

The Toronto Stock Exchange has added TLC's common shares to both the TSE 300 Composite Index and the TSE 200 Index. TLC is included in the Biotechnology/Pharmaceuticals subgroup.

                          REFRACTIVE CLINIC PROCEDURES

                               [GRAPHIC OMITTED]

CONSOLIDATED STATEMENT OF INCOME
----------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)      THREE MONTHS ENDED FEB. 28       NINE MONTHS ENDED FEB. 28
----------------------------------------------------------------------------------------------------------------------------
                                                                        1998            1997            1998            1997
                                                                  ----------------------------------------------------------
Net Revenues                                                         $24,148          $6,474         $56,173         $16,814
----------------------------------------------------------------------------------------------------------------------------
Expenses
Operating                                                             21,711           7,102          50,262          16,695
Interest and other                                                       618             153           1,919             486
Depreciation and amortization                                          3,075           1,055           8,630           2,470
----------------------------------------------------------------------------------------------------------------------------
                                                                      25,404           8,310          60,811          19,651
----------------------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS BEFORE START-UP AND DEVELOPMENT EXPENSES         (1,256)         (1,836)         (4,638)         (2,837)
Start-up and development expenses                                      1,388           1,582           4,531           3,911
----------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST                 (2,644)         (3,418)         (9,169)         (6,748)
----------------------------------------------------------------------------------------------------------------------------
Income taxes
Current                                                                  654              27             742             110
----------------------------------------------------------------------------------------------------------------------------
                                                                         654              27             742             110
----------------------------------------------------------------------------------------------------------------------------
Loss before non-controlling interest                                  (3,298)         (3,445)         (9,911)         (6,858)
Non-controlling interest                                                  21              --             141              --
----------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                              $(3,277)        $(3,445)        $(9,770)        $(6,858)
                                                                  ==========================================================
LOSS PER SHARE                                                        $(0.12)         $(0.16)         $(0.36)         $(0.36)
Weighted average number of common shares outstanding              27,459,333      21,519,647      27,192,930      19,065,859

Supplementary disclosure
Gross revenues of all owned and managed clinics
 Refractive clinics revenue                                          $27,474          $5,196         $60,743         $12,304
 Secondary care clinics physician group revenue                        9,011           4,990          22,510          14,966
----------------------------------------------------------------------------------------------------------------------------
Gross revenues                                                        36,485          10,186          83,253          27,270
----------------------------------------------------------------------------------------------------------------------------
Less:
 Provision for contractual allowances and adjustments                  5,762           2,110          13,941           6,599
 Amounts retained by physician groups                                  7,055           1,602          14,738           3,857
----------------------------------------------------------------------------------------------------------------------------
                                                                      12,817           3,712          28,679          10,456
----------------------------------------------------------------------------------------------------------------------------
Net revenues of all owned and managed clinics                         23,668           6,474          54,574          16,814
Other                                                                    480              --           1,599              --
----------------------------------------------------------------------------------------------------------------------------
Net revenues                                                         $24,148          $6,474         $56,173         $16,814
------------------------------------------------------------------==========================================================

CONSOLIDATED
BALANCE SHEET
-------------------------------------------------------------------
(IN THOUSANDS OF CANADIAN DOLLARS)         Febrary 28,      May 31,
-------------------------------------------------------------------
                                                  1998         1997
                                              ---------------------
Assets
Current assets
Cash and short-term deposits                  $  5,536     $ 20,977
Accounts receivable                              7,687        4,056
Income taxes recoverable                            --           46
Prepaids and sundry                              5,889        2,316
-------------------------------------------------------------------
Total current assets                            19,112       27,395
Goodwill                                        35,784       34,401
Capital assets                                  44,479       34,006
Assets under capital lease                      11,703       10,213
Other                                              988        1,431
Deferred income taxes                               57           55
-------------------------------------------------------------------
Total assets                                  $112,123     $107,501
                                              =====================
Liabilities
Current liabilities
Accounts payable and accrued liabilities      $  6,516     $  9,725
Current portion of long-term debt                2,458        1,810
Current portion of obligations under
 capital lease                                   3,213        2,377
Current portion of term bank loan                   --           40
Income taxes payable                               167           --
Deferred income taxes                               62           61
-------------------------------------------------------------------
Total current liabilities                       12,416       14,013
Long-term debt                                   7,955        6,627
Obligations under capital lease                 11,170        9,283
Term bank loan                                      --           23
Deferred charges                                 2,779        2,230
-------------------------------------------------------------------
Total liabilities                               34,320       32,176
-------------------------------------------------------------------
Non-controlling interest                         9,105          463
-------------------------------------------------------------------
Shareholders' equity
Capital stock                                   96,158       92,552
Deficit                                        (27,460)     (17,690)
-------------------------------------------------------------------
Total shareholders' equity                      68,698       74,862
-------------------------------------------------------------------
Total liabilities and shareholders' equity    $112,123     $107,501
----------------------------------------------=====================


-------------------------------------------------------------------
CONSOLIDATED
STATEMENT OF DEFICIT
-------------------------------------------------------------------
(IN THOUSANDS OF CANADIAN DOLLARS)
-------------------------------------------------------------------
NINE MONTHS ENDED FEBRUARY 28                     1998         1997
                                              ---------------------
Balance, beginning of period                  $(17,690)    $ (3,741)
Net loss for the period                         (9,770)      (6,858)
-------------------------------------------------------------------
Balance, end of period                        $(27,460)    $(10,599)
----------------------------------------------=====================

                                                       TLC THE LASER CENTER INC.

CONSOLIDATED STATEMENT OF
CHANGES IN FINANCIAL POSITION
---------------------------------------------------------------
(IN THOUSANDS OF CANADIAN DOLLARS)
---------------------------------------------------------------
NINE MONTHS ENDED FEBRUARY 28                  1998        1997
                                            -------------------
Operating activities
Net loss for the period                     $(9,770)    $(6,858)
Items not affecting cash
 Depreciation and amortization                8,630       2,470
 Non-controlling interest                      (141)         --
 Other                                           31         154
---------------------------------------------------------------
                                             (1,250)     (4,234)
Changes in non-cash operating items
Deferred charges                                549          62
Income taxes payable, net                       213        (112)
Prepaid and sundry assets                    (3,374)     (1,535)
Accounts payable and accrued liabilities     (3,432)     (5,594)
Accounts receivable                          (3,437)       (131)
---------------------------------------------------------------
Cash provided from (used for)
 operating activities                       (10,731)    (11,544)
---------------------------------------------------------------
Financing activities
Capital stock issued                          3,606      58,541
Obligations under capital lease, net          1,865       3,908
Long-term debt, net                             588       3,798
Term bank loan                                  (63)        (30)
---------------------------------------------------------------
Cash provided from (used for)
 financing activities                         5,996      66,217
---------------------------------------------------------------
Investing activities
Other                                            43        (164)
Assets under capital lease                   (2,073)     (3,284)
Acquisitions                                 (3,627)    (31,642)
Capital assets                               (5,049)    (11,497)
---------------------------------------------------------------
Cash provided from (used for)
 investing activities                       (10,706)    (46,587)
---------------------------------------------------------------
Increase (decrease) in cash
 and short-term deposits                    (15,441)      8,086
Cash and short-term deposits,
 beginning of period                         20,977       4,143
---------------------------------------------------------------
Cash and short-term deposits,
 end of period                               $5,536     $12,229
--------------------------------------------===================

                                CORPORATE OFFICE

                           TLC The Laser Center Inc.
                              5600 Explorer Drive,
                                   Suite 301,
                              Mississauga, Ontario
                                    L4W 4Y2
                              Tel: (905) 602-2020
                              Fax: (905) 602-2025

                           INVESTOR RELATIONS CONTACT

                                 Stephen Kilmer
                             Tel: 1-800-TLC-1033 or
                              Tel: (905) 602-2020
                              Fax: (905) 602-2025
                                    Website:
                               http://www.lzr.com
                                    E-mail:
                          investor.relations @ lzr.com

                                 TRANSFER AGENT

                         The CIBC Mellon Trust Company
                              Tel: 1-800-387-0825

                             STOCK EXCHANGE LISTING

                  Shares of the Corporation are listed on the
                       Toronto Stock Exchange and NASDAQ
                                National Market

                                TRADING SYMBOLS

                                   TSE - LZR
                                 NASDAQ - LZRCF

FORWARD-LOOKING INFORMATION

This quarterly report may contain forward-looking information within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. TLC's operating results can be impacted by a number of factors, any of which could cause actual results to vary materially from the current results or TLC's anticipated future results. TLC's operating results can vary substantially from period to period due to the timing of acquisitions and expansion opportunities. This and other factors make the estimation of future operating results uncertain. Risk factors are listed from time to time in TLC's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission. TLC assumes no obligation to update information contained in this quarterly report.

LASER CENTERS IN CANADA

British Columbia
Vancouver
TLC Northwest-Vancouver
(604) 689-0919
Dr. Michael Melenchuk

New Brunswick
Moncton
TLC Moncton
(506) 863-1999
Dr. Josee Visockis
Dr. Serge Richard

Ontario
London
TLC London
(519) 438-2020
Dr. Cheryl Letheren

Toronto
TLC Toronto
(416) 733-2020
Dr. Rhonda Kerzner

Windsor
TLC Windsor
(519) 250-2020
Dr. Lisa Willms


LASER CENTERS IN THE UNITED STATES

California
Brea
TLC Inland Empire
(909) 931-0044
Dr. Chang Kim
Colorado

Denver
TLC Rocky Mountain
(303) 329-9141
Dr. Jimmy Jackson

Florida
Boca Raton
TLC Boca Raton
(561) 998-2020
Dr. Salvador DeCanio Jr.

Miami
TLC Miami
(305) 949-2999
Dr. Jonathon Jacobs

Georgia
TLC Atlanta
(404) 377-7475
Dr. Bruce Pope

Illinois
Westchester
TLC MEI/Westchester
(708) 562-4681
Dr. Richard Foulkes

Indiana
Indianapolis
TLC Indiana
(317) 845-2020
Dr. Brian Duvall

Maryland
Rockville
TLC Rockville
(301) 881-2020
Dr. Valerie Seligson

Massachusetts
Scituate
TLC Massachusetts
(616) 544-9292
Dr. Kristen Brown

Michigan
TLC Detroit
(248) 489-0400
Dr. Michael Wallace

Montana
Billings
TLC Big Sky
(406) 651-0202
Dr. Harvey Bonner

New Jersey
Mount Laurel
TLC Mount Laurel
(609) 778-8550
Dr. F. Lawrence Vernamonti

Fair Lawn
TLC Fair Lawn
(201) 796-4466
Dr. Richard Czernik

New York
New York
TLC Manhattan
(212) 588-0200
Dr. Jason Michaelides

Garden City
TLC Garden City
(516) 742-2020 Dr.
Lori Landrio

White Plains
TLC White Plains
(914) 997-2222
Dr. Jason Michaelides

North Carolina
Charlotte
TLC Charlotte
(704) 344-0800
Dr. Kathy Reynolds

Raleigh
TLC Raleigh/Durham
(919) 781-9400
Dr. James Fanelli

Winston-Salem
TLC Winston-Salem
(336) 765-5600
Dr. Bill Rafferty

Ohio
Ada
TLC Lima
(419) 634-8155
Dr. Duane Wires

Cleveland
TLC Cleveland
(330) 923-5676
T.B.A.

Oklahoma
Oklahoma City
TLC Oklahoma City
(405) 842-6060
Dr. Waymon Harrison

Tulsa
TLC Tulsa
(918) 491-6009
Dr. Jeff Miller

Pennsylvania
Plymouth Meeting
TLC Plymouth Meeting
(610) 940-3937
Dr. David Gubman

South Carolina
Greenville
TLC Piedmont
(864) 297-6299
Dr. Cynthia Wike

Tennessee
Johnson City
TLC Tri-Cities
(423) 282-0002
Dr. Richard Phillips

Virginia
Fairfax
TLC Fairfax
(703) 560-2020
Dr. Valerie Seligson

Washington
Lynnwood
TLC Northwest Seattle
(425) 771-1200
Dr. Beth Kneib

Wisconsin
Madison
TLC Wisconsin
(608) 249-6000
Dr. Charlotte Burns


SECONDARY EYE CARE FACILITIES IN THE UNITED STATES

Illinois
Palos Heights
TLC MEI/Palos Heights
(708) 361-7788
Dr. Richard Foulkes

Westchester*
TLC MEI/Westchester
(708) 562-4681
Dr. Richard Foulkes

Michigan
Battle Creek, Chelsea, Jackson, Lansing, Ypsilanti
TLC Michigan L.L.C.
(517) 782-9436
Dr. Paul Ernest

South Carolina
Greenville*
TLC Piedmont
(864) 297-6299
Dr. Cynthia Wike

Washington
Auburn, Burlington,
Mount Vernon, Seattle,
Sequim (2 locations),
Smokey Point
TLC Northwest Eye Inc.
(206) 528-6000
Rodger McCollum

Wisconsin
Madison
TLC Madison
(608) 249-6000
Dr. Michael Shapiro

TLC NETWORKS IN CANADA

Ontario
Kitchener
(University of Waterloo)

TLC NETWORKS IN THE UNITED STATES

California
San Diego
Dr. Gary Schwab,
(619) 274-2020

Connecticut
Hartford
Dr. Jerry Hardison,
(860) 236-5831

Indiana
Seymour
Dr. Mike Frische,
(812) 523-8756

Kentucky
Benton
Dr. Joe Ellis,
(502) 527-7421

Bowling Green
Dr. John Breiwa,
(502) 842-0383

Covington
Dr. Richard Schuck,
(606) 781-2000

Nevada
Las Vegas
Dr. Tom Kroll,
(702) 737-0321

New Mexico
Albuquerque
Dr. Craig Clatanoff,
(505) 896-4554

Tennessee
Chattanooga
Dr. Daryl Mann,
(423) 855-1666

Memphis
Dr. John Sharpe,
(901) 722-3263

Nashville
T.B.A.

* Denotes a clinic that is also listed as a laser center

                                   [TLC LOGO]
                           TLC THE LASER CENTER INC.